RADCOM LTD.

NOTICE OF 2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2007 Annual General Meeting of Shareholders (the “Meeting”) of Radcom Ltd. (the “Company”) will be held on Wednesday, October 24, 2007 at 16:00 (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

(1)	To re-elect two (2) directors to serve as members of the Company’s Board of Directors;

(2)	To elect Irit Hillel and Uri Har as new external directors of the Company;

(3)	To approve the grant of options to certain directors of the Company, including the new external directors;

(4)	To approve the grant of options to Mr. Zohar Zisapel, the Chairman of the Board of Directors of the Company;

(5)	To reappoint the Company’s independent auditors, and to authorize the Company’s Audit Committee to fix their remuneration;

(6)	To discuss the auditors’ report and the consolidated financial statements of the Company for the year ended December 31, 2006; and

(7)	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors recommends a vote FOR approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on September 24, 2007 are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose seniority will be determined by the order in which the names stand in the Company’s Register of Members.

By Order of the Board of Directors, David Ripstein Chief Executive Officer

Dated: September 19, 2007

The audited financial statements of the Company for the fiscal year ended December 31, 2006, are not a part of the proxy solicitation material, but were filed together with the Company’s Annual Report on Form 20-F, which was filed on June 27, 2007 with the SEC and is available at the SEC’s website, www.sec.gov, and at the Company’s website, www.radcom.com.

RADCOM LTD.
24 RAOUL WALLENBERG STREET
TEL AVIV 69719, ISRAEL

PROXY STATEMENT

2007 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.05 nominal value (the “Ordinary Shares”), of Radcom Ltd. (the “Company”) in connection with the solicitation by the Board of Directors of proxies for use at the 2007 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2007 Annual General Meeting of Shareholders. The Meeting will be held on Wednesday, October 24, 2007 at 16:00 (Israel time), at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel.

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	To re-elect two (2) directors to serve as members of the Company’s Board of Directors;

2.	To elect Irit Hillel and Uri Har as new external directors of the Company;

3.	To approve the grant of options to certain directors of the Company, including the new external directors;

4.	To approve the grant of options to Mr. Zohar Zisapel, the Chairman of the board of directors of the Company; and

5.	To reappoint the Company’s independent auditors and to authorize the Company’s Audit Committee to fix their remuneration.

Additionally, the auditors’ report and the consolidated financial statements of the Company for the year ended December 31, 2006 will be discussed.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Shareholders may elect to vote their shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies at any time before the exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company not less than 72 hours prior to the time fixed for the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on September 24, 2007 will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about September 20, 2007 and will be solicited chiefly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares. In addition, as required by Israeli law, the Company has filed this Notice and Proxy Statement and the form of proxy card with the Israeli Securities Authority (“ISA”) and the Tel Aviv Stock Exchange, copies of which may available at no charge on the ISA’s website at http://www.magna.isa.gov.il.

RECORD DATE; OUTSTANDING VOTING SECURITIES; VOTING RIGHTS

Only shareholders of record at the close of business on September 24, 2007 will be entitled to vote at the Meeting and any adjournments or postponements thereof. The Company had outstanding on August 31, 2007, 16,364,888 Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders of the Company holding shares conferring in the aggregate at least one-third (1/3) of the voting power of the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s Ordinary Shares as of August 31, 2007 by (i) each person or entity known to own beneficially more than five percent (5%) of the Company’s outstanding Ordinary Shares based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission, and (ii) all directors and officers as a group, based on information provided to the Company by the holders or disclosed in public filings with the Securities and Exchange Commission.

Name	Number of Ordinary Shares Beneficially Owned(1)	Percentage of Outstanding Ordinary Shares(2)
Zohar Zisapel (3)	3,646,342	22.2%
Yehuda Zisapel (4)	2,027,161	12.4%
RAD Data Communications Ltd (5)	177,841	1.1%
All directors and executive officers as a group, except Zohar Zisapel (11 persons) (1) (2)	669,325	3.9%

(1)
Except as otherwise noted and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to options that are exercisable on or within 60 days of August 31, 2007.

(2)
The percentage of outstanding Ordinary Shares is based on 16,364,888 Ordinary Shares outstanding as of August 31, 2006. For determining the percentage owned by each person, Ordinary Shares for each person includes Ordinary Shares that may be acquired by such person pursuant to options to purchase Ordinary Shares that are exercisable within 60 days of August 31, 2007.

The number of outstanding Ordinary Shares does not include shares that were repurchased by the Company.

(3)
Includes 177,841 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company, 54,500 ordinary shares owned of record by Klil and Michael Ltd., an Israeli company and 100,000 ordinary shares issuable upon exercise of options exercisable within 60 days of August 31, 2007. Zohar Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Klil and Michael Ltd. and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the ordinary shares held by RAD Data Communications and Klil and Michael Ltd. Mr. Zisapel disclaims beneficial ownership of these ordinary shares except to the extent of his pecuniary interest therein.

(4)
Includes 177,841 Ordinary Shares owned of record by RAD Data Communications Ltd., an Israeli company, and 910,360 Ordinary Shares owned of record by Retem Local Networks Ltd., an Israeli company. Yehuda Zisapel is a principal shareholder and director of each of RAD Data Communications Ltd. and Retem Local Networks and, as such, Mr. Zisapel may be deemed to have voting and dispositive power over the Ordinary Shares held by RAD Data Communications Ltd. and Retem Local Networks. Mr. Zisapel disclaims beneficial ownership of these Ordinary Shares except to the extent of his pecuniary interest therein.

(5)
Messrs. Zohar Zisapel and Yehudah Zisapel have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd. The shares held by RAD Data Communications Ltd. are also reflected under Zohar Zisapel’s and Yehuda Zisapel’s names in the table.

ITEM 1 - RE-ELECTION OF DIRECTORS

Under the Company’s Articles of Association, the Board of Directors is to consist of not less than three (3) and not more than nine (9) directors, the exact number to be fixed from time to time by resolution of the shareholders. The number of directors of the Company is currently fixed at four (4). Directors of the Company, other than external directors, are elected at each annual general meeting of shareholders. The external directors are required to be elected by the shareholders, for a maximum of two terms. Each term of an external director is three years. At the 2004 annual general meeting of shareholders, Mr. Dan Barnea and Ms. Rony Ross were re-elected as external directors for a second term, and as provided in Item 2 below the shareholders of the Company will be asked at this 2007 annual general meeting of shareholders to elect Irit Hillel and Uri Har as new external directors of the Company. Further, at the Meeting, shareholders will be asked to re-elect Zohar Zisapel and Zohar Gilon to serve as members of the Company’s Board of Directors.

Proxies may not be voted for a greater number of persons than the number of nominees named. Under the Articles of Association of the Company, the Board of Directors will be entitled to fill, until the next election of directors, any vacancies existing on the Board of Directors following the annual general meeting at its sole discretion.

It is intended that proxies (other than those directing the proxy holders to vote against the listed nominees or for certain of them or to abstain) will be voted for the election of the two nominees named below as directors of the Company, each to hold office until the next annual general meeting and until his successor shall have duly taken office, unless his office is vacated earlier under any relevant provision of the Articles of Association of the Company.

The affirmative vote of a majority of the Ordinary Shares represented at the Meeting in person or by proxy is required to elect the two nominees named below as directors of the Company. In the event any one or more of such nominees should be unable to serve, the proxies will be voted for the election of such other person or persons as shall be determined by the persons named in the proxy in accordance with their best judgment. The Company is not aware of any reason why any of the nominees, if elected, should be unable to serve as a director. The Company does not have any understanding or agreement with respect to the future election of any nominees named herein. The following information is supplied with respect to each person nominated and recommended to be elected by the Board of Directors of the Company, and is based upon the records of the Company and information furnished to it by the nominees. Reference is made to the above chart entitled “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” for information pertaining to stock ownership by certain nominees.

A brief biography of each nominee is set forth below:

Mr. Zohar Zisapel (58), one of the co-founders of the Company, has served as the Chairman of the Board of Director of the Company since its inception. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd., a worldwide data communications company headquartered in Israel, for which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is a director of other public companies including: RADVision Ltd. and Ceragon Ltd. as well as a director or Chairman of several private companies. Mr. Zisapel has a B.Sc. and a M.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Mr. Zohar Gilon (59), has served as a director since June 1995. Mr. Gilon serves as a General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the United States. From 1993 until August 1995, Mr. Gilon served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad. Mr. Gilon serves as a director of another public company Radware Ltd. and of several private companies. Mr. Gilon is also a private investor in numerous high-technology companies, including affiliates of the Company in Israel. He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Zohar Zisapel be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

“RESOLVED, that Zohar Gilon be re-elected to serve as a member of the Board of Directors of the Company, effective immediately.”

The Board of Directors recommends a vote FOR approval of the proposed resolutions.

ITEM 2- ELECTION OF NEW EXTERNAL DIRECTORS

Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if he or his relative, partner, employer or any entity under his control has or had during the two years preceding the date of appointment any affiliation with:

•	the company;
•	any entity controlling the company; or
•	any entity controlled by the company or by a controlling entity.

The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder, excluding service as a director that was appointed to serve as an external director of a company that makes its first public offering of shares.

No person can serve as an external director if the person’s position or other business creates, or may create, conflicts of interest with the person’s service as an external director, or, if his position or business might interfere with his ability to serve as a director.

The initial term of an external director is three years and may generally be extended for one additional period of three years. Each committee of a company’s board of directors is required to include at least one external director.

Our former external directors were Dan Barnea and Rony Ross, whose terms expired on September 14, 2007. Following the recommendation of the Company’s Audit Committee to the Board of Directors, it is proposed to elect Irit Hillel and Uri Har each to serve as external directors pursuant to the Companies Law. The initial term of each of Irit Hillel and Uri Har, if elected, will begin on the date of the Meeting.

The Company has received a declaration from such nominees, confirming their qualifications under the Companies Law to be elected as external directors of the Company. Under the Companies Law, (1) an external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise”, unless another director who is “independent” under the NASDAQ Rules has such accounting and financial expertise. Such director is currently Mr. Zohar Gilon, who will continue to be such director with accounting and financial expertise if elected pursuant to Item 1 above. The Board of Directors is required to determine (based in criteria set forth in regulations promulgated under the Companies Law) whether the external directors have “accounting and financial expertise” or “professional qualifications”. The Board of Directors of the Company has determined that both Irit Hillel and Uri Har possess “professional qualifications”.

The following are brief biographies of Ms. Hillel and Mr. Har, based upon the records of the Company and information furnished to it by the nominees. Neither Ms. Hillel nor Mr. Har beneficially owns any of our shares. If elected, the external directors shall receive compensation as described in Item 3 below (if approved). In addition, they will be provided with an indemnity letter, as approved by the shareholders at the annual meeting that took place on 2005.

Ms. Irit Hillel (44) has spent the last 15 years as an entrepreneur and senior executive in a number of high tech and financial services firms. She founded and served as the executive vice president for business development and as a board member for PrintPaks, which was acquired by Mattel Inc. (NYSE: MAT) in 1997. After leading the PrintPaks disposition effort, Ms. Hillel became the Managing Director of Mattel Interactive Europe. At Mattel, she led a multi-functional team located in six countries, bringing to market some of Europe’s best-selling computer game titles. She has also served as a vice president at Power Paper Ltd. and worked with Hewlett Packard Co. (NYSE: HPQ) and Mirage Innovations Ltd. in strategy, capital raising and business development roles. Earlier in her career, Ms. Hillel was an investment manager in the high yield bonds and equities investment department at Columbia Savings in Beverly Hills, California. Ms. Hillel has an MBA degree from the Anderson Graduate School of Business at UCLA, and a B.Sc. in mathematics and computer science from Tel Aviv University.

Mr. Uri Har (71) was the Director General of the Electronics and Software Industries of the Manufacturers Association of Israel from 1984 till 2006. Prior to that, Mr. Har served for 26 years in engineering positions in the Israeli Navy where his last assignment was the Israeli Naval Attache in the US and Canada. Among his various positions in the Israeli Navy he served for three years (1977-80) as Head of the Budget and Comptroller Department. Mr. Har serves as a director of another public company Formula Vision Ltd. He holds a B.Sc. degree and a M.Sc. degree in Mechanical Engineering from the Technion.

The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of “non-controlling shareholders” (as defined in the Companies Law) voted on the matter (unless the total number of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that each of Irit Hillel and Uri Har is hereby appointed to serve for an initial term as an external director of the Company in accordance with the Israeli Companies Law, for a period of three years to commence on October 24, 2007.

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 3 -
APPROVAL OF GRANT OF OPTIONS TO CERTAIN DIRECTORS

Under the Companies Law and the regulations promulgated thereunder, the grant of options to directors generally requires the approval of a company’s audit committee, followed by the approval of its board of directors, and then the approval of its shareholders.

On September 11, 2007 our Audit Committee, followed by our Board of Directors, resolved, subject to shareholder approval, that during their initial term, our new external directors, Irit Hillel and Uri Har (assuming that they will be elected in accordance with Item 2 above), shall receive compensation in the form of options to purchase the Company’s Ordinary Shares, at the same times, under the same vesting conditions, in an amount equal to the amount previously granted to the “other directors” of the Company (as defined in the Companies Regulations (Rules Regarding Compensation and Expenses to an External Director), 2000, as amended) at the time of grant to the external directors and in accordance with any other terms and conditions as shall be granted to such other directors. Accordingly, based on the terms of the last grant of options to the Company’s current external directors in 2005, it is proposed to approve the grant to each of the external directors, Irit Hillel and Uri Har, options to purchase 50,000 Ordinary Shares for 2007, to be vested over a period of three years beginning October 24, 2007, with one third to be vested at the end of each year, provided each is still a director of the Company. Further, on September 11, 2007 our Audit Committee, followed by our Board of Directors, resolved, subject to shareholder approval, to grant to Zohar Gilon, a director of the Company who is presented for re-election pursuant to Item 1 and subject to his re-election, options to purchase 40,000 Ordinary Shares for 2007, to be vested over a period of three years beginning October 24, 2007, with one third to be vested at the end of each year, provided he is still a director of the Company. The exercise price of all options to be granted shall be equal to the closing price of the Company’s shares on the NASDAQ National Market as of the business day preceding the Meeting. The option grants to our directors described above will be made under the Company’s 2003 Share Option Plan.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that each of Irit Hillel, Uri Har and Zohar Gilon shall, subject to their election or re-election, as the case may be, be granted stock options in accordance with the terms described in the Notice and Proxy Statement dated September 19, 2007”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 4 - APPROVAL OF GRANT OF OPTIONS TO PURCHASE 80,000 ORDINARY
SHARES TO THE CHAIRMAN OF THE BOARD OF DIRECTORS

On September 11, 2007 our Audit Committee, followed by our Board of Directors, resolved, subject to shareholder approval and subject to his re-election pursuant to Item 1 above, to grant to Zohar Zisapel, the Chairman of the Board of Directors of the Company, options to purchase 80,000 Ordinary Shares, to be vested over a period of three years beginning October 24, 2007, with one third to be vested at the end of each year, provided he is still a director of the Company. The exercise price of all options to be granted shall be equal to the closing price of the Company’s shares on the NASDAQ National Market as of the business day preceding the Meeting.

   These options were granted by the Company under the 2003 Share Option Plan, subject to shareholder approval, and under Section 3(9) of the Income Tax Ordinance (New Version) - 1961.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter. In addition, since Mr. Zisapel may be deemed a “controlling shareholder” of the Company (as such term is defined in the Companies Law), the approval of the foregoing grant of options to Mr. Zisapel requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of “non-controlling shareholders” (as defined in the Companies Law) voted on the matter (unless the total number of non-controlling shareholders voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares). For this purpose, all shareholders are asked to indicate on the enclosed proxy card whether or not they have a personal interest by marking their vote in the appropriate line. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any members of the shareholder’s immediate family (or spouses thereof) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or has the right to appoint a director or the CEO and (ii) excludes an interest arising solely from the ownership of the Company’s Ordinary Shares.

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that Zohar Zisapel shall, subject to his re-election, be granted stock options in accordance with the terms described in the Notice and Proxy Statement dated September 19, 2007”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 5- REAPPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the shareholders will be asked to approve the reappointment of Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, as the Company’s independent auditors until the end of next year’s annual general meeting of shareholders. The shareholders will also be asked to authorize the Audit Committee, by an authority delegated to it by the Board of Directors, to fix the compensation of the auditors in accordance with the amount and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting, in person or by proxy, and voting on this matter, is required for the approval of this matter.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, be, and hereby are, re-appointed as the independent auditors of the Company until the end of the 2008 annual general meeting of shareholders, and that the Audit Committee of the Company, by an authority duly delegated by the Board of Directors of the Company, be, and it hereby is, authorized to fix the compensation of the independent auditors in accordance with the amount and nature of their services.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

ITEM 6 - REVIEW OF THE AUDITORS’ REPORT AND THE CONSOLIDATED FINANCIAL STATEMENTS

The audited financial statements of the Company for the fiscal year ended December 31, 2006 were filed together with the Company’s Annual Report on Form 20-F, which was filed with the SEC and is available at the SEC’s website, www.sec.gov, and at the Company’s website, www.radcom.com. The Company will hold a discussion with respect to the financial statements at the Meeting. This item will not involve a vote by the shareholders.

ITEM 7- OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice of Annual General Meeting. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, David Ripstein Chief Executive Officer

Dated: September 19, 2007